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                                                Filed by Peregrine Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: Remedy Corporation
                                                     Commission File No. 0-25494

The following is a list of Frequently Asked Questions and Answers to Remedy employees by Peregrine Systems, Inc., posted on the website of Remedy Corporation on June 11, 2001.



                           Frequently Asked Questions
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The questions below respond to anticipated questions from employees relative to their roles and relationships following the close of the acquisition. Questions regarding products and customers are answered in the General FAQ and the Customer/Product FAQ document. Remedy and Peregrine leadership recognize that questions will continue to arise as we begin the integration process. As new questions are submitted, this document will be updated and reported. Questions should be submitted to integrationcomments@Peregrine.com.


Question:  Why did Peregrine acquire Remedy?

Answer:   Remedy has been a long-term leader with its Help Desk product serving small and midsize customers. Peregrine's Infrastructure Management products, which allow companies to manage every form of infrastructure asset, have been marketed primarily as enterprise offerings to large, global customers. The acquisition will allow Peregrine to market superior products addressing all aspects of infrastructure management, to large and small customers. Additionally, over time, the core technical foundation of the two companies will be unified and the strengths of both will be combined to offer a comprehensive platform that offers customers the best of two different worlds: 1) the flexibility, adaptability and speed of the AR System to build and customize applications; and 2) Peregrine technology, including Open Application Architecture (OAA) and its B2B Integration suite.


Question: Why is this a good deal for Remedy employees, shareholders and customers?

Answer: The combined company is expected to have greater depth, scope and reach in terms of the customers it serves, its product lines and technology platform. This will result in a stronger company offering more opportunities to employees. Employees working in a significantly larger organization can have the opportunity to work on a broader set of products, or current products applied to a larger set of customers, and ultimately have more career choices as well. As for the customer - Remedy enjoys high customer loyalty in organizations focused on flexible development, while Peregrine has equally high customer loyalty in accounts focused on best practice workflow.




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    Peregrine Systems, Inc. - Company Confidential - For Internal use only
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Question:  When will the integration of the two organizations officially take place?  How will we operate until that time?

Answer: The transaction requires government agency review and approval by the Remedy shareholders. We anticipate the reviews can be completed so that the acquisition could close in the September quarter. Until that time we will continue to function as two separate organizations. During that time Peregrine and Remedy leadership teams will work closely together to plan the smooth integration of the two organizations.


Question:  What does Peregrine plan to do with Remedy in the future?

Answer:   Peregrine will continue to support and enhance Remedy technologies and its AR System development environment. As the flagship service management product for the midsize customer, the Remedy Help Desk will remain a long-term investment commitment. At the same time, Peregrine's Infrastructure Management suite will continue to be the flagship for the enterprise customer - large, global corporations with complex infrastructures. In addition, AssetCenter will be the flagship asset management product for both the midsize and enterprise customer. This leverages the distinct product strengths and market positions of the two organizations.


Question: Will Remedy executive management remain after the acquisition? What is Larry going to do?

Answer: The combined executive teams will work together to sort out roles and responsibilities. Remedy has an accomplished leadership team, with members who can clearly add value in the new organization. Together we will define required leadership roles and carefully consider personal strengths and preferences to determine the best organization structure. When the transaction closes, Larry will be provided a seat on Peregrine's Board of Directors.

Question:  Will Remedy employees be offered positions in the combined company?

Answer: When the transaction closes, Remedy employees will become Peregrine employees. There may be changes to roles, titles and the components of the total compensation program as the integration progresses and the organization structure is further defined.


Question:  Will I be asked to relocate to San Diego?

Answer: Peregrine employs staff in locations all over the world. In fact, less than one-third of all Peregrine staff resides in San Diego. We intend to keep a strong Bay-area presence. Of course, Remedy employees will have access to open positions across all of Peregrine and may choose to relocate to San Diego or elsewhere for a career opportunity.


Question:  What benefits does Peregrine Systems offer employees?

Answer: A description of the Peregrine U.S. benefits can be found on the
Internet at www.peregrine.com.   More detailed information will be provided in
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the near future.  However, you

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will see that the the two companies' respective benefit programs are quite comparable in the United States. Benefits in countries outside the United States will be reviewed, and employees everywhere will be advised of the resulting benefit coverage following the close of the acquisition. In the meantime, employees will continue to be covered by current benefit plans.


Question:  Will we merge office locations in cities where we both have offices?

Remedy has a number of offices in cities where Peregrine also has offices. No decisions have been made; however, reviewing office space and leases is a logical activity during integration activities. Our general practice is to combine offices where feasible, which helps employees from both organizations learn from each other and begin to function as a Peregrine team.


Question: How will decisions about my role, my compensation and benefits, career path, etc. be made?

Answer: Within the next week, a post-acquisition integration team will be formed. Functional and business unit leaders from Peregrine and Remedy will form this team, whose purpose will be to define the organization, processes and systems for the new organization. The integration team will meet weekly, and will periodically provide an update to all employees.

Question: Will salaries be impacted because the new headquarters will be in an area where the cost of living is lower?

Answer: Peregrine is committed to providing competitive compensation and benefits to attract and retain employees - balancing the geographic and national rates with industry practices and corporate fiscal responsibility. We do this through cash compensation, equity growth and employee benefit programs - programs that offer high value and flexible choices to meet the needs of our diverse population.

Question: I understand that some jobs will be eliminated in the combined company. How will this be determined?

Answer: The post-acquisition integration team will work together to define roles and staffing needs to achieve our combined business strategy, serve current and potential customers and undertake the work required to meet our growth targets. In our type of business, employees (or human capital, as some like to say) are critical to success. We do know, however, that there will be areas of overlap or changed strategy that will result in positions being eliminated. While this action will be unavoidable, we are committed to learning as much as possible about customer and delivery processes as quickly as possible, so that these decisions can be communicated without undue delay.

Also critical to Peregrine's success is a balance between revenue and cost. Especially today, investors expect companies they support to be competitive and profitable. We are committed to reviewing all areas of cost as we integrate Peregrine and Remedy operations to minimize the number of job reductions necessary - and we invite you to suggest ways to control cost as well. Of course, the best way to minimize the impact on employees is to grow revenue - and we invite all of you to help make this a continued Peregrine reality.

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Question:  Will I still get my bonus?

Answer: Peregrine has incentive compensation programs that are somewhat different from what is in place at Remedy. Commitments previously made will be met up to the date of the transaction closing, provided that other qualifying targets have been met. Incentive plans will be reviewed and compared with Peregrine compensation strategies before final determination of future plans is communicated.


Question:  When will we meet the team from Peregrine

Answer: Various Peregrine functional and business unit leaders will immediately begin working closely with Remedy leaders planning for the eventual integration of operations. Visits will be scheduled at both Peregrine and Remedy sites, so that employees have an opportunity to begin to get to know each other.


Question:  Will we retain our corporate casual dress code?

Answer: Yes. Peregrine maintains a corporate casual dress code, but relies on staff to dress appropriately when interacting with customers, partners, suppliers and other outsiders.


Question:  Will our organizational structure change?

Answer: The joint integration team will review the objectives for the acquisition and determine whether changes are necessary to achieve those objectives. We anticipate some changes, including a pooling of the staff from both organizations most qualified to succeed in executing our goals.


Question:  Will I get stock options?

Answer: Options to purchase Peregrine common stock represent an opportunity for significant financial growth as part of the total compensation program. Stock options are awarded to employees in a number of ways: incentive programs where all employees are eligible; periodic merit awards where the highest performing employees receive additional grants; and for recognition of individual special achievement.


Question:  What happens to my current Remedy Stock Options?

Answer: Peregrine will assume all outstanding Remedy options granted under the Remedy stock option plans. All of the Remedy options so assumed by Peregrine will continue to be subject to the same terms and conditions (including vesting programs) that governed these options prior to their assumption by Peregrine, except that these options will be exercisable for Peregrine stock rather than Remedy stock. In addition, the exercise price and the number of shares issuable under each of these options will be adjusted to reflect the value received by Remedy's stockholders in the transaction (except that upon exercise, option holders will receive additional Peregrine stock instead of the cash value paid to Remedy stockholders in the acquisition). The exact exchange ratio applicable to the assumption of Remedy options cannot be determined until the closing of the transaction.

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Question:  Will we still have local management or will sites be managed from
Peregrine's headquarters in San Diego?

Answer: Yes, there will be significant leadership presence at Remedy locations. The leadership at Remedy is an important part of this combination and we look forward to their active participation in the integration of the business, as well as employees.


Question: What is the effective date of my employment change from Remedy to Peregrine?

Answer: Your effective date will be the date of the closing of the acquisition. We expect that to be in the next two to three months.


Question: Will my start date at Peregrine be used to calculate things like vacation accumulation, or will my Remedy start date be used?

Answer:  Peregrine will honor your length of service with Remedy.


Question: How long does it take to integrate all of the processes of the two companies?

Answer: Peregrine and Remedy management will work together aggressively to integrate the two companies once the acquisition is complete. The integration team will be working with employees, customers, suppliers, partners and other stakeholders to ensure a smooth and effective integration. The integration of most business processes will be completed within three months. Some may take longer, but Peregrine is committed to rapidly moving through the transition phase so we all can focus on our collective futures and the excitement of the synergies resulting from the combination of Peregrine and Peregrine.

Question:  What will be expected of me during the transition?

Answer: Maintaining the quality and service for which Remedy has become known in the industry is a top priority. A major event such as an acquisition can cause a great deal of disruption and concern for everyone involved. A simple rule of thumb that will carry us through the transition is to be who you are, and do what you do. Remaining focused on our customers, products, and services will help us all have a smoother transition. Following the close, as Peregrine and Remedy employees and management begin to learn about each organization there will be many opportunities for collaboration, and your proactive contributions will be invaluable. This combination of two very strong organizations presents many yet to be discovered opportunities for synergies and increased value for our customers and shareholders.

Question: If I have other questions that have not yet been answered, to whom should I direct them?

Answer:

This FAQ will be updated as new questions are received.  Please continue to
check our Intranet for additional information.   Please send your questions to
integrationcomments@peregrine.com.

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                              * * * * * * * * * *

The foregoing list of Frequently Asked Questions and Answers to Remedy employees by Peregrine Systems, Inc., posted on the website of Remedy Corporation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of Peregrine. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine as of today's date. Peregrine assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Peregrine or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Peregrine and Remedy have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of Remedy into Peregrine's business; timely development, production and acceptance of the products and services contemplated by the proposed acquisition; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of Peregrine and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand their operations; risks relating to acquisitions, including potential difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of Peregrine's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Peregrine's report on Form 10-K for the fiscal year ended March 31, 2000, quarterly reports on Form 10-Q and current reports on Form 8-K.

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                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine plans to file a registration statement on Form S-4 in connection with the merger, and Remedy expects to mail a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and the proxy statement/prospectus will contain important information about Peregrine, Remedy, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, CA 92130, Attention: Investor Relations. Peregrine's telephone number is (858) 481-5000.

In addition to the registration statement and the proxy statement/prospectus, Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                      INFORMATION CONCERNING PARTICIPANTS

Remedy, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Remedy stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.

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